UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, January 28th, 2005

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

The Board of Directors of Banco Bradesco S.A., in meeting held today resolved:

  to register the resignation request made by Mr. José Fonollosa García as Member of the Company’s Board of Directors;

  to nominate in replacement of Mr. José Fonollosa García, in compliance with the provisions in the Paragraph Three of the Article 8 of the Company’s By-Laws and by appointment of the shareholder Banco Bilbao Vizcaya Argentaria, S.A., Mr. Raul Santoro de Mattos Almeida, a Brazilian citizen, married, identity card (RG) 5.262.380/SSP-SP, individual taxpayer’s register (CPF) 897.592.908/63, domiciled at New York 10604, USA, 9 Horton Ct, W. Harrison, as Member of the Board of Directors. He is graduated in Mechanical Engineering. Mr. Almeida is the Country Manager and Chairman of BBVA - Banco Bilbao Vizcaya Argentaria New York, USA; Vice-Chairman of US Steering Committee, BBVA in Spain; Chairman of BBVA Bancomer Financial Holdings, Texas, USA; Chairman of Valley Bank, California, USA; Chairman of BBVA Bancomer Transfer Services (BTS), Texas, USA; Chairman of BBVA Bancomer Foreign Exchange (BFX), Texas, USA; Chairman of BBVA Bancomer Financial Services (BFS), Texas, USA; President of BBVA Finance - Delaware, USA; Chairman of BBVA Securities, Inc., New York, USA; Member of BBVA’s Board of Directors, Puerto Rico; Member of Grupo Financeiro BBVA Bancomer’s Board of Directors, Mexico; and Member of BBVA Bancomer Multiple Bank Institution Board of Directors, Mexico. He was President of Santander Overseas Bank, Puerto Rico; Executive Vice-President and Finance Director of Banco Santander, Puerto Rico; Finance Director of Banco Santander’s International Division, Spain; Managing Director of Banco Santander, Brazil; Vice-President of Bank of Boston, Brazil; Vice-President, Treasurer and Managing Director of Multileasing of Bank of America NT&AS, Brazil; Director of Finasa Leasing Arrendamento Mercantil S.A., Brazil; and General Manager of LEASCO - Leasing Company of Brazil. He is member of the Board of Directors of IIB – International Bankers Institute, New York, USA; USSCC –US Spain Chamber of Commerce; USBCC –US Spain Chamber of Commerce; and Instituto Cervantes.

The member nominated shall have term of office until the General Stockholders’ Meeting to be held in 2005, and his name shall be submitted to the ratification of Central Bank of Brazil.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.